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Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

February 28, 2017

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Elisabeth Bentzinger, Division of Investment Management

Re:	VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Bentzinger:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to VanEck Vectors Green Bond ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2016. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Comment 1.	Please update the Fund’s ticker symbol on the Trust’s EDGAR site.

Response 1.	We hereby confirm that the Fund’s ticker symbol will be updated on the Trust’s EDGAR site concurrently with the Fund’s 485(b) filing.

Comment 2.	The Staff requests that the Trust provide Fee Table information as a separate correspondence filing in advance of the effective date.

Response 2.	The Fee Table information, which was previously provided to the Staff, is as follows:

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.35%
Other Expenses(a)	0.12%
Total Annual Fund Operating Expenses(b)	0.47%
Fee Waivers and Expense Reimbursement(b)	-0.07%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement(b)	0.40%
(a)	“Other expenses” are based on estimated amounts for the current fiscal year.
(b)	Van Eck Associates Corporation (the “Adviser”) has agreed to waive fees and/or pay Fund expenses to the extent necessary to prevent the operating expenses of the Fund (excluding acquired fund fees and expenses, interest expense, trading expenses, taxes and extraordinary expenses) from exceeding 0.40% of the Fund’s average daily net assets per year until at least September 1, 2018. During such time, the expense limitation is expected to continue until the Fund’s Board of Trustees acts to discontinue all or a portion of such expense limitation.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% annual return and that the Fund’s operating expenses remain the same (except that the example incorporates the fee waiver and/or expense reimbursement arrangement for only the first year). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

YEAR	EXPENSES
1	$41
3	$144

Comment 3.	Please revise the disclosure immediately preceding the “Expense Example” to clarify that the Expense Example applies whether the Shareholder holds or redeems shares of the Fund, as the Staff notes that there is no contingent deferred sales charge.

Response 3.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 4.

For purposes of compliance with Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”), please revise the disclosure to state that “The Fund normally invests at least 80% of its total assets in green bonds.” Alternatively, please explain how the Fund intends to comply with the Rule 35d-1. In particular, the Staff notes that the “Principal Investment Strategies” section of the Prospectus states that “The Fund normally invests at least 80% of its total assets in securities that comprise the Fund’s benchmark index.” Please explain whether the Index includes securities that do not constitute green bonds and whether the Fund, based on its sampling methodology, would be able to maintain 80% of its total assets in green bonds.

Response 4.	We respectfully acknowledge your comment and note that the Fund complies with Rule 35d-1. The Fund’s Index is currently comprised of green bonds. As such, given that the Fund normally invests at least 80% of its assets in securities that comprise the benchmark index, the Fund will normally invest at least 80% of its total assets in green bonds. Accordingly, we believe that the current disclosure is appropriate.

Comment 5.	In the “Principal Investment Strategies” section of the Prospectus, please revise the disclosure to describe with more specificity the “green” factors that issuers must possess to be included in the Index.

Response 5.	The disclosure has been revised accordingly.

Comment 6.	Please revise the “Principal Investment Strategies” section to include: (i) the name of the index provider and whether it is affiliated with the Fund; (ii) the criteria used by the index provider when selecting index constituents for the Index and whether it is based on subjective criteria; and (iii) the Index’s weighting methodology and the Index’s rebalancing and reconstituting process.

Response 6.	The disclosure has been revised accordingly with respect to (i) and the first part of (iii). With respect to (ii) and the second part of (iii), we respectfully acknowledge the comment; however, we believe this level of specificity is more appropriate in the index description section of the Prospectus entitled “S&P Green Bond Select Index.”

Comment 7.	The Staff notes that the “Principal Investment Strategies” section of the Prospectus states that “The Index includes corporate, quasi-sovereign, government-related and securitized ‘green’ bonds, and may include both investment grade and below investment grade rated securities (commonly referred to as high yield securities or “junk bonds”).” Please explain the difference between quasi-sovereign bonds and government-related bonds.

Response 7.	The disclosure has been revised to remove references to quasi-sovereign bonds.

Comment 8.	In the “Principal Investment Strategies” section of the Prospectus, please define “securitized ‘green’ bonds” and explain whether they may include mortgage-backed and/or asset-backed securities. Please also disclose the principal risks associated with investing in securitized bonds.

Response 8.	The disclosure has been revised accordingly.

Comment 9.	Please disclose in the “Principal Investment Strategies” section any criteria as to maturity, duration and credit quality that the Fund might use in the selection of debt securities.

Response 9.	The disclosure has been revised accordingly with respect to criteria as to maturity and credit quality. We note, however, that the Index does not factor duration into its selection criteria.

Comment 10.	Please clarify in the “Principal Investment Strategies” section whether there is a minimum credit rating for an issuer in which the Fund may invest. Please also disclose whether the Fund can invest in bonds that are in default as part of the Fund’s principal investment strategy.

Response 10.	The disclosure has been revised accordingly.

Comment 11.	Please explain in plain English what is meant by “Regulation S securities” in the “Principal Investment Strategies” section.

Response 11.	We respectfully acknowledge the comment; however, we believe this is more appropriately disclosed in the “Restricted Securities” risk disclosure, which currently describes in plain English the restricted nature of Regulation S securities and the corresponding risks.

Comment 12.	The “Principal Investment Strategies” section of the Prospectus states “The Fund may also invest in Rule 144A securities and other unregistered securities in the future.” Please consider moving this disclosure to clarify whether it relates to the Fund or the Index and whether the Fund can invest in Rule 144A securities as part of its 20% bucket.

Response 12.	The disclosure has been revised accordingly.

Comment 13.	The Staff notes that the last sentence of the second paragraph of the “Principal Investment Strategies” section states that “These amounts are subject to change.” Please clarify what this sentence refers to.

Response 13.	The disclosure has been deleted.

Comment 14.	In the “Principal Investment Strategies” and “Principal Risks of Investing in the Fund—Concentration Risk” sections, please change “may” to “will” in the sentence “The Fund may concentrate its investment in a particular industry or group of industries to the extent that the Index concentrates in an industry or group of industries.”

Response 14.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 15.	Please confirm whether securities issued by “supranational organizations” refers to foreign government securities. If yes, please clarify in the Statement of Additional Information (“SAI”) that all sovereign debt issued by a single country will be considered investments in a single industry for concentration purposes. Please refer to the Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC dated January 3, 1991.

Response 15.	We respectfully acknowledge the comment; however, we believe that securities issued by supranational organizations do not refer to foreign government securities. Supranational bonds are issued by international organizations or unions in which multiple member states transcend national boundaries or interests to share in the decision making power. The bonds are not issued by the governments of the member states.

Comment 16.	In the “Principal Risks of Investing in the Fund” section of the Prospectus, please consider disclosing the risks related to investing in a new fund.

Response 16.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 17.	Please indicate whether the Fund has significant exposure to Puerto Rican debt. If so, please add relevant disclosure to Item 9.

Response 17.	We respectfully acknowledge your comment; however, the Index does not currently include Puerto Rican issuers or tax-exempt municipal securities. Accordingly, we believe that the existing disclosure is appropriate.

Comment 18.	When discussing risks relating to debt securities, please include prepayment, extension and liquidity risk.

Response 18.	We respectfully acknowledge your comment; however, we believe that the existing disclosure is appropriate.

Comment 19.	Please provide, where appropriate, an example showing how a 1% increase in interest rates affects the value of the Fund’s assets at a given duration.

Response 19.	We respectfully acknowledge your comment; however, we believe that the existing disclosure is appropriate.

Comment 20.	In the “Principal Risks of Investing in the Fund” section of the Prospectus, please remove “Risk of Investing in Foreign Securities,” “Risk of Investing in Emerging Market Issuers,” “Special Risk Considerations of Investing in European Issuers” and “Foreign Currency Risk” as principal risks of investing in the Fund, unless these risks are associated with securities issued by supranational organizations.

Response 20.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate for the Fund. Under the Index methodology, green bonds issued from any country and in any currency are eligible for inclusion in the Index. Accordingly, the Fund expects to have exposure to foreign securities, including emerging market and European issuers, as well as foreign currencies.

Comment 21.	Referring to “Principal Risks of Investing in the Fund—Asset-Backed Securities Risk” section, please provide supplementally whether the Fund will invest more than 15% of its assets in entities that rely on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, including collateralized loan obligations, collateralized debt obligations, non-agency commercial mortgage obligations, non-agency commercial mortgage backed securities and non-agency residential securities. Please indicate whether the Fund considers these types of securities to be liquid. If yes, the Staff notes that it will request information from the Fund’s Board of Trustees as to how it determines the liquidity of such investments.

Response 21.	The Fund will not invest more than 15% of its assets, at the time of investment, in the referenced instruments that are deemed to be illiquid pursuant to Board approved policies. The Fund supplementally informs the Staff that the Index does not currently include the securities of any entity that relies on Section 3(c)(1) or 3(c)(7) of the 1940 Act. To the extent that the Fund makes investments in any such securities, the Fund will determine the liquidity of such investments on a security-by-security basis in accordance with the Trust’s procedures regarding liquidity. This security-by-security analysis will consider various factors (to the extent applicable), which may include, but is not limited to, (i) the nature of the security and the nature of the marketplace in which it trades, including the time needed to dispose of the security, the method of soliciting offers and the mechanics of transfer, (ii) restrictions on trading of the asset and limitations on transfer of the asset, (iii) the frequency of trades and quotations for the security or similar security of the same issuer or industry, (iv) bid-ask spreads for the asset, (v) the number of dealers willing to purchase or sell the security and the number of other potential purchasers and (vi) dealer undertakings to make a market in the security.

Comment 22.	Please explain supplementally the Fund’s representations in its exemptive application regarding its arbitrage mechanism. Please explain how the Fund will comply with these representations. Please address in particular the impact of the liquidity or illiquidity of the Fund’s investments and the transparency or lack thereof of obligations underlying those investments, as well as expected changes to the liquidity of the market for such securities. Please also include a description as to how a market maker will be able to actively maintain a narrow bid/ask spread with respect to the price of ETF shares, particularly in times of market stress and hedge its position in the issuer.

Response 22.	The Adviser, when proposing a new product to the Board, considers various factors, including the liquidity or illiquidity of the Fund’s investments during both normal and reasonably foreseeable stressed conditions and the transparency or lack thereof of obligations underlying those investments, the expected changes to the liquidity of the market for such securities and the likelihood that there will be sufficient arbitrage in the Fund. The Board then, on a quarterly basis, receives premium/discount information and other information regarding the trading of the Fund. We expect that a market marker will be able to actively maintain a narrow bid/ask spread with respect to the price of ETF shares by looking to the ETF’s underlying investments as well as accessing additional trading strategies and liquidity options.

Comment 23.	Please remove “Geographic Focus Risk” from the “Principal Risks of Investing in the Fund” section, or add a principal strategy that corresponds to that risk.

Response 23.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate because the Fund’s assets may be concentrated in a particular country, group of countries, region or market to the extent that the Index concentrates in such country, group of countries, region or market. We note that disclosure under the heading “Special Risk Considerations of Investing in European Issuers” was included because the Index currently includes constituent issuers from the European Union that, in the aggregate, represent over 25% of the Index. The “Geographic Focus Risk” disclosure was included to account for the event that the Index becomes concentrated in another group of countries or a particular country, region or market in the future.

Comment 24.	The Staff notes that the “Principal Risks of Investing in the Fund—Fund Shares Trading, Premium/Discount Risk and Liquidity Risk of Fund Shares” section states “If a shareholder purchases Shares at a time when the market price is at a premium to the NAV or sells Shares at a time when the market price is at a discount to the NAV, the shareholder may sustain losses.” Please clarify that this means that the shareholder may pay significantly more or receive significantly less than the underlying value of the Fund shares that were bought or sold.

Response 24.	This disclosure has been revised accordingly.

Comment 25.	Please supplementally disclose the Fund’s broad-based securities market index that the Fund intends to use in the performance table.

Response 25.	The Fund currently expects to use the Barclays Capital U.S. Aggregate Bond Index as its broad-based securities market index. As the Fund has not completed at least one calendar year of operations, the Fund is not currently required to disclose its broad-based securities market index. We confirm that such information will be included in the Fund’s prospectus following one full calendar year of operations.

Comment 26.	Pursuant to Item 9(a) of Form N-1A, please include the Fund’s investment objective under the “Additional Information About the Fund’s Investment Strategies and Risks—Principal Investment Strategies” section.

Response 26.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 27.	Please describe all of the Fund’s investment strategies in Item 9. The Staff notes that the Fund’s concentration policy is required to be disclosed pursuant to Instruction 4 of Item 9(b)(1).

Response 27.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 28.	Please review and confirm that the discussion of “Additional Information About the Fund’s Investment Strategies and Risks—Additional Investment Strategies” section relates to non-principal risks of investing in the Fund.

Response 28.	The disclosure has been revised accordingly.

Comment 29.	Please supplementally confirm that the Fund will not invest in contingent convertible securities as part of its principal investment strategy.

Response 29.	We hereby confirm that the Fund will not invest in contingent convertible securities as part of its principal investment strategy. Under the Index methodology, convertible securities are excluded from the Index.

Comment 30.	For purposes of the Fund’s 80% investment policy pursuant to Rule 35d-1 of the 1940 Act, please confirm that, to the extent the Fund invests in derivative instruments as part of its 80% investment policy, such instruments will be valued on a marked-to-market basis rather than the notional values for purposes of calculating compliance with the 80% policy.

Response 30.	We respectfully acknowledge your comment; however, the Fund does not expect to invest in derivative instruments as part of its 80% investment policy, although it reserves the right to do so. Accordingly, we believe that the current disclosure is appropriate.

Comment 31.	Please confirm that the Fund will not use derivatives for purposes of meeting the requirement that the Fund invest at least 80% of its total assets in securities that comprise the Fund’s benchmark index.

Response 31.	The disclosure has been revised accordingly.

Comment 32.	Please include disclosure stating that the Fund will consider the investments in its underlying funds when determining compliance with the Fund’s 80% investment policy pursuant to Rule 35d-1 of the 1940 Act.

Response 32.	We respectfully acknowledge your comment; however, we believe that the current disclosure complies with applicable legal requirements, including applicable SEC Staff guidance. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. To the extent that the Fund determines its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps to ensure that it has appropriate risk disclosure relating to that investment.

Comment 33.	The section “Shareholder Information—Buying and Selling Exchange-Traded Shares” states “The Trust understands that under existing industry practice, in the event the Trust requests any action of holders of Shares, or a beneficial owner desires to take any action that DTC, as the record owner of all outstanding Shares, is entitled to take, DTC would authorize the DTC Participants to take such action and that the DTC Participants would authorize the Indirect Participants and beneficial owners acting through such DTC Participants to take such action and would otherwise act upon the instructions of beneficial owners owning through them.” Please provide supplementally the legal basis for this position. Please also clarify whether this position extends to voting rights.

Response 33.	Consistent with industry practice for all publicly traded securities and as disclosed in the Prospectus and SAI, DTC serves as the securities depository for the Shares, and beneficial owners of Shares must rely on the procedures of DTC, a subsidiary of the Depositary Trust & Clearing Corporation, to exercise any rights of a holder of Shares. In the event that the Trust requests any action of a holder of Shares, DTC compiles an omnibus proxy, which assigns voting rights of stock held by DTC to the corresponding DTC Participant. DTC notifies DTC participants about their positions in an issuer and the number of shares they are entitled to vote.

Comment 34.	Please disclose the index provider information in the “Summary Information” and “Index Provider” sections of the Prospectus.

Response 34.	This disclosure has been revised accordingly.

Comment 35.	Please include the index information provided under the “Green Bond Index” section of the Prospectus in the “Principal Investment Strategies” section of the Prospectus.

Response 35.	We respectfully acknowledge your comment and note that we have included the appropriate disclosure from the “S&P Green Bond Select Index” (formerly “Green Bond Index”) section in the “Principal Investment Strategies” section.

Comment 36.	Please supplementally explain where the premium/discount information is located on the Fund’s website provided pursuant to Item 11(g)(2) of Form N-1A. The Staff also notes that pursuant to Item 11(g)(2) of Form N-1A, the “premium/discount information” should be provided for the most recently completed calendar year and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter). Please revise the disclosure to indicate that the “premium/discount information” is provided as of the most recently completed calendar quarters.

Response 36.	With respect to the first part of your comment, the premium/discount information will be located on the Fund’s webpage, which will become active when the Fund launches and will be accessible through Adviser’s webpage (www.vaneck.com). With respect to the second part of your comment, this disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 37.	Please revise the Fund’s fundamental investment restriction #7 as follows:

The Fund may not purchase any security if, as a result of that purchase, 25% or more of its total assets would be invested in securities of issuers having their principal business activities in the same industry except that the Fund ~~may~~ will invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries if the index that the Fund replicates concentrates in an industry or group of industries. This limit does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. (Emphasis added)

Response 37.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 38.	Please add disclosure indicating that the Fund will consider the concentration of underlying investment companies when determining compliance with its own concentration policy.

Response 38.	We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate. The Trust is not aware of any Commission requirement to look-through to an underlying fund’s holdings when determining compliance with the Fund’s industry concentration limit.

Comment 39.	The Staff notes that, with respect to the Fund’s 20% bucket, the disclosure on page 9 of the SAI includes bonds that are in the relevant market but not the Index, combinations of certain bond index futures contracts, options on such futures contracts, bond options, bond index options, options on the Shares, and bond index swaps and swaptions. Please reconcile this list of investments with the disclosure on page 21 of the Prospectus, which includes convertible securities, structured notes and certain derivatives.

Response 39.	This disclosure has been revised accordingly.

Comment 40.	Pursuant to Item 17(b)(2)(iv), please state whether the Nominating and Corporate Governance Committee will consider nominees recommended by shareholders. If so, please disclose the procedures that shareholders should follow in submitting recommendations.

Response 40.	We respectfully acknowledge your comment. The Nominating and Corporate Governance Committee Charter is currently silent on this matter.

Comment 41.	Please confirm that the “Other Accounts Managed by the Portfolio Managers” information is provided as of the most recent practicable date.

Response 41.	We hereby confirm that the “Other Accounts Managed by the Portfolio Managers” information is provided as of the most recent practicable date.

Comment 42.	Please revise the “Control Persons and Principal Shareholders” section as follows: “As of the date of this SAI, no entity beneficially or of record owned any voting securities of the Fund.”

Response 42.	This disclosure has been revised accordingly.

PART C

Comment 43.	Please revise the Exhibit Index of Item 28 to include copies of executed agreements rather than the “form of” agreements. See Rule 483.

Response 43.	We respectfully acknowledge your comment; however, we believe that the “form of” agreements are appropriate.

Comment 44.	Please confirm the accuracy of footnote 64 under Item 28(i) of Form N-1A.

Response 44.	We confirm that footnote 64 is appropriately used under Item 28(i) to indicate that an opinion and consent of counsel regarding the legality of the securities being registered will be filed by amendment. We respectfully note that the footnote is anchored to those series of the Trust for which a definitive filing to register the respective series has yet to be made.

Comment 45.	Pursuant to Rule 483 under the Securities Act of 1933, as amended (the “1933 Act”), and Item 28(h) of Form N-1A, please file as exhibits any license or sub-license agreement(s).

Response 45.	We respectfully acknowledge your comment. The Adviser has entered into a license agreement with the Fund’s index provider. The Fund is not a party to the license agreement with the index provider. We hereby confirm that the sublicense agreement between the Adviser and the Trust was previously filed with the SEC as Exhibit (h)(3) to the Trust’s Registration Statement filed on April 28, 2006.

Comment 46.	Pursuant to Rule 483 of the 1933 Act, please file the powers of attorney.

Response 46.	We hereby confirm that the powers of attorney will be included in the Fund’s registration statement filing.

* * * * *

If you have any questions, please feel free to contact Tiina Vaisanen at (212) 649-8727 or me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss
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